Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.             Name and Address of Company

Orla Mining Ltd. (“Orla” or the “Company”)

Suite 2020, 666 Burrard Street

Vancouver, BC, V6C 2X8

2.             Date of Material Change

June 1 and 5, 2026

3.             News Release

A news release with respect to the material changes referred to in this report was disseminated through various approved public media and filed on SEDAR+ on June 1st and 5th, 2026.

4.             Summary of Material Change

On June 1, 2026, the Company reported that an illegal work stoppage and blockade by its unionized workers was underway at the Camino Rojo Mine located in Zacatecas, Mexico. As a result, operations at the mine were temporarily halted.

On June 5, 2026, the Company reported that the illegal blockade had ended and operations had resumed.

5.             Full Description of Material Change

5.1           Full Description of Material Change

On June 1, 2026, the Company reported that an illegal work stoppage and blockade by its unionized workers was underway at the Camino Rojo Mine located in Zacatecas, Mexico. As a result, operations at the mine were temporarily halted. The work stoppage and blockade arose in connection with negotiations regarding two separate payments: a worker productivity bonus and a profit-sharing entitlement, known in Mexico as a PTU or Participación de los Trabajadores en las Utilidades. The Company had previously calculated and paid workers the maximum profit-sharing entitlement stipulated under Mexican law. While the Company and representatives of the workers' union negotiated the productivity bonus, members of the unionized workforce objected to the amount paid under the profit-sharing entitlement and initiated the illegal stoppage and blockade.

On June 5, 2026, the Company reported that the illegal blockade had ended and operations had resumed at its Camino Rojo Mine. Dialogue continued onsite between management, employees, and the union including the resumption of bonus negotiations. Without further interruptions, the Company reiterated its 2026 gold production guidance for Camino Rojo of 110,000 to 120,000 ounces.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.             Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.             Omitted Information

Not applicable.

8.             Executive Officer

The name of the executive officer of the Company who is knowledgeable about the material change and this report is:

Jason Simpson

President and Chief Executive Officer

Tel: 604-564-1852

9.             Date of Report

June 10, 2026

Forward-looking Statements

This material change report contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Company’s reiterated guidance. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the continuation of operations at Camino Rojo and the ability to reach a mutually beneficial agreement with the union; future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company’s credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks associated with the potential disruptions to operations at Camino Rojo as a result of future work stoppages and/or blockades; uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company’s indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies and preliminary economic assessments; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions and tariff risks; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company’s objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.